Exhibit 99.1

Aokang Acquires Strategic Stake in LightInTheBox

Companies to Jointly-develop a Global “Internet-Plus” Strategy

Beijing, China, June 10, 2015 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that Zhejiang Aokang Shoes Co., Ltd. (SSE: 603001) (“Aokang”) has acquired a strategic equity interest in the Company. Both companies will leverage the strategic investment from Aokang to jointly-develop a global ‘Internet-Plus’ strategy.

Under the terms of the share purchase agreement entered into between Aokang and certain shareholders of LightInTheBox, Aokang has agreed to acquire a total of approximately 25.66% equity interest in LightInTheBox from such shareholders at $6.30 per American Depositary Share, each representing two ordinary shares of the Company. The transaction is subject to customary closing conditions.

China’s national ‘Internet-Plus’ strategy was unveiled by Premier Li Keqiang in March 2015 and is aimed at transforming traditional manufacturing in China into an innovative world leading high-tech industry by integrating Internet technologies such as mobile Internet, big data analytics, cloud computing and the Internet of Things.

Mr. Zhentao Wang, Chairman of Aokang, commented, “We are pleased to team up with LightInTheBox to jointly-develop a global “Internet-Plus” strategy for traditional businesses by leveraging their deep understanding of global ecommerce and superior technological expertise. We will work to transform traditional manufacturing, starting with the shoes and leather product industry, by leveraging mobile Internet technology to vertically integrate online and offline resources. By leveraging LightInTheBox’s cross-border ecommerce platform, we will introduce high-quality Chinese brands such as Aokang to global consumers. Our years of experience in cooperating with global brands will also enable us to jointly explore opportunities for introducing more international brands to Chinese consumers with greater cost-efficiency and improved customer experience through cross border ecommerce. We believe this partnership will create new business prospects for both parties, and help Chinese manufacturing industry at large to become a high-tech leader through Internet-driven innovation.”

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are excited to welcome Aokang as a strategic business partner and major shareholder in our Company. We believe that vertical supply chain integration will be the next major growth opportunity for cross-border ecommerce. Aokang has a deep understanding and strong strategic resources in global supply chain, as well as in Chinese consumer market, and we have a deeply rooted Internet mindset and great expertise in big data analytics and online marketing. Together we can drive industry revolution through Internet and mobile Internet technology, achieving more optimized resource allocation and improved supply chain efficiency. We will also work together to bring a growing number of high quality international products directly to Chinese customers through cross-border ecommerce. We will start our collaboration in the shoes category, and we believe our alliance will set a great role model for the ‘Internet-Plus’ strategy. We look forward to applying it to more categories in the future.”

About Zhejiang Aokang Shoes Co., Ltd.

Aokang started business through a predecessor company in 1988 and is now one of the leading shoes and leather products companies in China, specializing in R&D, manufacturing, distribution and retail sales of shoes and leather products. Aokang owns several well-known brands, including Aokang, Kanglong, Redess, MeiRie’s, as well as the trademark of VALLEVERDE in Greater China. It operates approximately 5,000 sales outlets nationwide. Aokang is listed on the Shanghai Stock Exchange.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.